================================================================================


                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                                Barings BDC, Inc.
                                (NAME OF ISSUER)

                     Common Stock, par value $0.001 per share
                         (TITLE OF CLASS OF SECURITIES)

                                    06759L103
                                 (CUSIP NUMBER)


Barings LLC                       Massachusetts Mutual Life Insurance Company
300 South Tryon Street Suite 2500 1295 State Street
Charlotte, NC 28202    		  Springfield, MA 01111
Attn: Compliance Department       Attn: Donald Griffith
(704)508-7200                     (800) 767-1000

Copy to:
Carl de Brito
Richard Goldberg
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036
(212)698-3500
               (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                               August 2, 2018
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                      (Continued on following pages)

================================================================================

===================                                            =================
CUSIP No. 06759L103                  13D                       PAGE 2 OF 9 PAGES
===================                                            =================

================================================================================
  1   NAMES OF REPORTING PERSONS:
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barings LLC
      04-1054788
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [_]
----- --------------------------------------------------------------------------
  3   SEC USE ONLY

----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      WC
----- --------------------------------------------------------------------------
  5   CHECK BOX IF THE DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)

      Not Applicable
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                8,529,917
       NUMBER OF          ----- ------------------------------------------------
         SHARES             8   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
          EACH            ----- ------------------------------------------------
       REPORTING            9   SOLE DISPOSITIVE POWER
         PERSON
          WITH                  8,529,917
                          ----- ------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,529,917
----- --------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

      Not Applicable
----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      15.2%(1)
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      IA


(1) The percentage of the shares of common stock ("Shares") reported beneficially owned by the Reporting Persons herein is based upon 56,186,025 Shares, which is the sum of (i) 47,656,108 Shares issued and outstanding as of August 1, 2018, as reported in the Quarterly Report on Form 10-Q filed by Barings BDC, Inc. f/k/a Triangle Capital Corporation (the "Issuer") with the Securities and Exchange Commission (the "SEC") on August 1, 2018, and (ii) the 8,529,917 Shares issued to Barings LLC on August 2, 2018.


================================================================================

===================                                            =================
CUSIP No. 06759L103                  13D                       PAGE 3 OF 9 PAGES
===================                                            =================

================================================================================
  1   NAMES OF REPORTING PERSONS:
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Massachusetts Mutual Life Insurance Company
      04-1590850
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [_]
----- --------------------------------------------------------------------------
  3   SEC USE ONLY


----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      WC
----- --------------------------------------------------------------------------
  5   CHECK BOX IF THE DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)

      Not Applicable
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Massachusetts
--------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                8,529,917
       NUMBER OF          ----- ------------------------------------------------
         SHARES             8   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
          EACH            ----- ------------------------------------------------
       REPORTING            9   SOLE DISPOSITIVE POWER
         PERSON
          WITH                  8,529,917
                          ----- ------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,529,917
----- --------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

      Not Applicable
----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      15.2%(1)
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      CO, IC

(1) The percentage of the Shares reported beneficially owned by the Reporting Persons herein is based upon 56,186,025 Shares, which is the sum of (i) 47,656,108 Shares issued and outstanding as of August 1, 2018, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 1, 2018, and (ii) the 8,529,917 Shares issued to Barings LLC on
August 2, 2018.

================================================================================

===================                                            =================
CUSIP No. 06759L103                  13D                       PAGE 4 OF 9 PAGES
===================                                            =================

Item     1. Security and Issuer:

         This statement on Schedule 13D ("Schedule 13D") relates to the shares of common stock, par value $0.001 per share ("Shares"), of Barings BDC, Inc. f/k/a Triangle Capital Corporation, an externally managed, non-diversified, closed-end management investment company incorporated in Maryland that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the "Issuer"). The address of the principal executive office of the Issuer is 300 South Tryon Street, Suite 2500, Charlotte, NC, 28202.


Item     2.  Identity and Background:

	 This Schedule 13D is being filed pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the persons listed below (the "Reporting Persons"):

	 (1) Barings LLC ("Barings") is a limited liability company incorporated under the laws of Delaware. The address of its principal executive office is 300 South Tryon Street, Suite 2500, Charlotte, NC, 28202. Barings is an entrepreneurial capital management firm focused on creating innovative investment strategies and solutions for sophisticated investors that acts as the external investment adviser of the Issuer. Massachusetts Mutual Life Insurance Company indirectly owns 100% of the outstanding limited liability company interests of Barings.

         (2) Massachusetts Mutual Life Insurance Company ("MassMutual") is a corporation incorporated under the laws of Massachusetts. The address of its principal executive office is 1295 State Street, Springfield, MA, 01111. MassMutual is a diversified financial services organization providing financial products and services that include mutual funds, money management, trust services, retirement planning products, life insurance, annuities, disability income insurance, and long-term care insurance.

	 The officers and managers of Barings, who are all citizens of the United States, are as follows:

         Officers:

Thomas M. Finke, Chairman and Chief Executive Officer
Paul J. Thompson, Chief Financial Officer, Chief Operating Officer and Managing Director
Susan A. Moore, Chief Administrative Officer and Managing Director Christopher A. DeFrancis, Chief Compliance Officer, Deputy General Counsel and Managing Director
Shelden M. Francis, Chief Legal Officer, Secretary and Managing Director Michael D. Freno, Head of Global Markets and Managing Director

         Managers:
Thomas M. Finke, Chairman
William F. Glavin Jr.
Roger W. Crandall
Elizabeth A. Ward
M. Timothy Corbett
Geoffrey Craddock

	 The business address of each of Barings' officers and managers is c/o Barings LLC, 300 South Tryon Street, Suite 2500, Charlotte, NC, 28202.

	 The officers and directors of MassMutual, who are all citizens of the
	 United States,	are as follows:

         Officers:

Roger Crandall, Chairman, President and Chief Executive Officer
Susan Cicco, Chief Human Resources Office
Timothy Corbett, Chief Investment Officer
Michael Fanning, Head of MassMutual U.S.
Pia Flanagan, Corporate Secretary and Chief of Staff
Geoffrey Craddock, Chief Risk Officer
Michael O'Connor, General Counsel
Mark Roellig, Chief Technology & Administrative Officer
Gareth Ross, Chief Digital and Customer Experience Officer
Elizabeth Ward, Chief Financial Officer and Chief Actuary


         Board of Directors:

Roger W. Crandall
Karen Bechtel
Mark T. Bertolini
Kathleen A. Corbet
James H. DeGraffenreidt, Jr.
Isabella D. Goren
Jeffrey M. Leiden, M.D., Ph.D.
Marc F. Racicot
Laura J. Sen
William T. Spitz
H. Todd Stitzer

	 The business address of each of MassMutual's officers and directors is c/o
	 Massachusetts Mutual Life Insurance Company, 1295 State Street,
	 Springfield, MA 01111.


         During the last five years, none of the Reporting Persons (nor to the
	 knowledge of the Reporting Persons named above) (i) have been convicted in
	 a criminal proceeding (excluding traffic violations or similar
	 misdemeanors) or (ii) was a party to a civil proceeding of a judicial or
	 administrative body of competent jurisdiction and as a result of such
	 proceeding was or is subject to a judgment, decree or final order
	 enjoining future violations of, or prohibiting or mandating activities
	 subject  to, federal or state securities laws or finding any violation
	 with respect to such laws.

===================                                            =================
CUSIP No. 06759L103                  13D                       PAGE 5 OF 9 PAGES
===================                                            =================

Item     3  Source and Amount of Funds or Other Consideration:

         The information set forth or incorporated in Items 5 and 6 hereof is incorporated by reference.

	 On August 2, 2018, pursuant to the Stock Purchase and Transaction Agreement, dated April 3, 2018, entered into by and between Barings and Triangle Capital Corporation (the "SPA"), Barings acquired 8,529,917 Shares for a purchase price of $100,000,000 using funds that came directly or indirectly from the working capital of Barings.

Item     4  Purpose of Transaction:

         The information set forth or incorporated in Items 5 and 6 hereof is incorporated by reference.

	 On July 24, 2018 the stockholders of Triangle Capital Corporation approved a new investment advisory agreement (the "Advisory Agreement") pursuant to which Barings would become the Issuer's external investment adviser. Pursuant to the SPA, Baring agreed, contingent upon stockholder approval of the Advisory Agreement and certain other conditions set forth in the SPA that were satisfied or waived on or prior to August 2, 2018, to purchase $100,000,000 in newly-issued Shares in order to align interests between the Issuer's stockholders and Barings.

===================                                            =================
CUSIP No. 06759L103                  13D                       PAGE 6 OF 9 PAGES
===================                                            =================

	 Also pursuant to the SPA:

(1)Barings agreed to (i) establish a trading plan designed in accordance with Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended, providing for the purchase by Barings of $50,000,000 of Shares in open market transactions over a two-year period at prices not greater than the net asset value per Share, and (ii) use any funds remaining under the trading plan after such two-year period to purchase Shares directly from the Issuer at the greater of the then-current net asset value per Share or the then-current market price per Share;

(2)Barings agreed to cause the Issuer to commence a tender offer for Shares for an aggregate purchase price of up to $50,000,000 immediately following the closing of the transactions contemplated by the SPA and, if less than $50,000,000 of Shares are properly tendered in the tender offer after giving effect to any Shares properly withdrawn, to carry out subsequent tender offers at successive approximately semi-annual intervals until a total of $50,000,000 has been utilized by the Issuer to repurchase Shares; and

(3)Barings designated the executive officers and directors of the Issuer that were appointed in connection with the closing of the transactions contemplated by the SPA, which are set forth below:

	 Officers

Eric Lloyd, Chief Executive Officer (also a Managing Director and Head of Global Private Finance of Barings)
Ian Fowler, President (also a Managing Director and Co-Head of North American Private Finance of Barings)
Jonathan Bock, Chief Financial Officer (also a Managing Director of Barings and a member of Barings' Global Private Finance Group)
Melissa LaGrant, Chief Compliance Officer (also a member of Barings' Compliance Group)
	 Directors

Thomas M. Finke (also Chairman and Chief Executive Officer of Barings) Michael Freno, Chairman (also Head of Global Markets of Barings)
Eric Lloyd (see "Officers" above)
Thomas W. Okel
Jill Olmstead
John Switzer
Mark Mulhern

	As investment adviser to the Issuer, Barings will seek to invest on behalf of the Issuer in performing, well-established middle market businesses that operate across a wide range of industries (i.e., no concentration in any one industry). Barings will employ fundamental credit analysis, targeting investments in businesses with relatively low levels of cyclicality and operating risk. The holding size of each position will generally be dependent upon a number of factors including total facility size, pricing and structure, and the number of other lenders in the facility. Barings has experience managing levered vehicles, both public and private, and will seek to enhance the Issuer's returns through the use of leverage with a prudent approach that prioritizes capital preservation.

	For a description of the terms of the Advisory Agreement and the fees to which Barings will be entitled as investment adviser to the Issuer, see Item 1.01 of the Issuer's Current Report on Form 8-K filed with the SEC on August 2, 2018 and the Advisory Agreement attached thereto as Exhibit 10.1.

	Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans, proposals or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time.

===================                                            =================
CUSIP No. 06759L103                  13D                       PAGE 7 OF 9 PAGES
===================                                            =================

Item     5  Interest in Securities of the Issuer:

	 The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 3 and 6 hereof are incorporated herein by reference.


	(a) and (b) The Reporting Persons may be deemed to beneficially own an aggregate of 8,529,917 Shares, which represent, in the aggregate, approximately 15.2% of the outstanding Shares. The percentage of Shares reported beneficially owned by the Reporting Persons herein is based upon 56,186,025 Shares, which is the sum of (i) the 47,656,108 Shares issued and outstanding as of August 1, 2018, as reported in the Quarterly Report on Form 10 Q filed by the Issuer with the Securities and Exchange Commission on August 1, 2018, and (ii) the 8,529,917 Shares issued to Barings on August 2, 2018.

	The filing of this Schedule 13D shall not be deemed to constitute an admission that any Reporting Person is the beneficial owner of any securities covered by this Schedule 13D for purposes of Section 13(d) of the Exchange Act.

	(c) Except as set forth herein, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, without independent verification, any of the directors, managers or officers of the Reporting Persons, has engaged in any transaction during the past 60 days involving any Shares.

	(d) To the knowledge of the Reporting Persons, no one other than the Reporting Persons, or the members, affiliates or stockholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

	(e) Not applicable.

===================                                            =================
CUSIP No. 06759L103                  13D                       PAGE 8 OF 9 PAGES
===================                                            =================

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer:

	The information set forth or incorporated in Items 3, 4 and 5 hereof is incorporated herein by reference.

	Pursuant to the SPA, Barings agreed not to transfer any Shares that it acquired pursuant to the SPA, other than to its employees, affiliates and any employees of its affiliates, until the second anniversary of the closing of the transactions contemplated by the SPA, which occurred on August 2, 2018.


Item     7   Material to be Filed as Exhibits:


Exhibit A - Share Purchase and Externalization Agreement, dated as of April 3, 2018, by and between Barings and Triangle Capital Corporation (incorporated by reference from Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on April 9, 2018).

===================                                            =================
CUSIP No. 06759L103                  13D                       PAGE 9 OF 9 PAGES
===================                                            =================

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


BARINGS LLC

By:
    ---------------------------
Name:  Ann Malloy
Title: Director



MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By:
    ---------------------------
Name:  Donald Griffith
Title: Vice President


Dated: August 3, 2018